Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

Ratio of Earnings to Fixed Charges (dollar amounts in thousands):

Six Months Ended June 30, 2012
Earnings:
Income from continuing operations before provision for income taxes	$67,458

Add:
Fixed charges	52,315
Less: Undistributed earnings (losses) from equity method investees	—

Total earnings	$119,773

Fixed charges:

Interest expense	$18,733
Estimate of interest expense within rental expense	33,583

Total fixed charges	$52,316

Ratio of earnings to fixed charges	2.3